Exhibit 4.1

WHITEBOX

July 16, 2007

Brian Olson, CFO/ Treasurer

Quantum Fuel Systems Technology

17872 Cartwright Road

Irvine, CA 92614

Brian Olson-

This letter describes the terms under which Whitebox grants to Quantum the option to call on Whitebox for a further $5,000,000 investment in Quantum. The option will expire on August 1, 2008. Should Quantum exercise this option, Whitebox will choose the investment structure most suited to it, either:

1)	stock at a 25% discount to market price with 100% warrant coverage.

2)	a 2 year secured convertible note, the conversion price equal to a 10% discount to the last 10 days trading price, and the coupon equal to 12% payable in stock.

3)	a senior secured straight note at 18% interest rate due in 2 years, that amortizes monthly in stock at a 10% discount if the stock is trading above $1.00. If the stock is below a dollar, it will be at debt holders option whether or not to skip the amortization payment. The interest would be paid quarter in stock at a 10% if above a $1, or at debt holders option if below a dollar to add the coupon payment to the outstanding principle of the note.

In exchange for extending the above option to Quantum, Quantum will grant to Whitebox the option to make a $5,000,000 investment in a 0% note priced at 100% of par and redeemable at 120% of par 24 months after the funding date. The note will be convertible into stock at the 10 day VWAP of stock prior to exercise of the option.

Accepted by-

Whitebox Advisors LLC	Quantum Fuel Systems Technology
Andrew Redleaf, Managing Member of the General Partner	Brian Olson, CFO/Treasurer

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